DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02025485

NO ACT
P.E 2-11-02
1-09924

March 7, 2002

Michael A. Ross
Deputy General Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2002

Re: Citigroup Inc.
Incoming letter dated February 11, 2002

Dear Mr. Ross:

This is in response to your letter dated February 11, 2002 concerning the shareholder proposal submitted to Citigroup by Arthur Gavitt. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
APR 11 2002
THOMSON FINANCIAL

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Arthur Gavitt
EPS # X-13910
P.O. Box 02-5261
Miami, FL 33102-5261

Citigroup Inc.
425 Park Avenue
New York, NY 10043

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

February 11, 2002

Re: Stockholder Proposal to Citigroup Inc. of Mr. Arthur A. Gavitt

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by Mr. Arthur A. Gavitt, for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 16, 2002. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(c) and Rule 14a-8(e)(2), promulgated under the Act.

Rule 14a-8(c) under the Act provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

Rule 14a-8(e)(2) under the Act provides that the proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.

By copy of this letter and the enclosed material, Citigroup Inc. is notifying Mr. Arthur A. Gavitt of its intention to omit his proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 12, 2002. Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212-793-7396.

Very truly yours,

Shelley J. Dropkin
Assistant Secretary

Enclosures
cc: Mr. Arthur A. Gavitt

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal," a copy of which is annexed hereto as Exhibit A) submitted by Mr. Arthur A. Gavitt (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2002 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 16, 2002.

It is Citigroup's belief that the Proposal may be omitted under Rule 14a-8(c) and Rule 14a-8(e)(2) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Rule 14a-8(e)(2) provides that "the proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(c) BECAUSE IT IS THE SECOND PROPOSAL SUBMITTED BY THE PROPONENT FOR THE 2002 ANNUAL MEETING

It is Citigroup's belief that the Proposal may be omitted under Rule 14a-8(c). Rule 14a-8(c) provides that a proponent "may submit no more than one proposal to a company for a particular shareholders' meeting."

In March 2001, the Proponent submitted a proposal to Citigroup. Citigroup, by letter dated March 19, 2001, acknowledged receipt of such proposal for the 2002 Annual Meeting (Exhibit B). The Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission ("SEC"), by letter dated January 16, 2002 (Exhibit C), granted Citigroup's petition to exclude that proposal under Rule 14a-8(i)(7).

On February 5, 2002, the Proponent submitted the Proposal for the 2002 Annual Meeting. As the Proponent has submitted more than one proposal to Citigroup for the Company's 2002 Annual Meeting, the Proposal may be omitted under Rule 14a-8(c).

The Staff has consistently declined to recommend enforcement action against companies that omitted proposals based on the proponents' submission of multiple proposals for the same shareholders' meeting. See, e.g., IGEN International, Inc. (July 3, 2000).

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e)(2) BECAUSE IT WAS SUBMITTED AFTER THE COMPANY'S DEADLINE FOR SUBMISSION OF PROPOSALS

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(e)(2). This rule provides that a "proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

Citigroup received the Proposal on February 5, 2002. The deadline for timely submission of stockholder proposals, November 16, 2001, was disclosed in the Company's Proxy Statement dated March 16, 2001 under the heading, "Submission of Future Stockholder Proposals," in accordance with Rule 14a-8(e)(1). The Company's Proxy Statement also disclosed that, under the Company's Advance Notice By-law provisions, stockholders who do not wish to follow the SEC rules in proposing a matter for action at the next annual meeting must notify the Company in writing between December 18, 2001 and January 17, 2002.

Therefore, the Proposal was not submitted in a timely manner. The Staff has consistently declined to recommend enforcement action against companies that omitted stockholder proposals not submitted in a timely manner. See, e.g., Luby's, Inc. (October 26, 2001); Sara Lee Corporation (June 27, 2001).

CONCLUSION

For the foregoing reasons, the Company respectfully submits that the Proposal may be omitted pursuant to Rule 14a-8(c) and Rule 14a-8(e)(2) of the rules and regulations of the Securities and Exchange Commission.

RECEIVED
FEB 5
SHELLEY J. DROPKIN

January 28, 2002

EXHIBIT A

Citigroup Incorporated
425 Park Avenue
New York City, New York
Attention: Shelley J. Dropkin, Assistant Secretary

Dear Mr. Dropkin:

I respectfully request the Share Owner Proposal so enclosed be presented at the next Stock Holder Meeting(s). As verification of my continued ownership of Citigroup Incorporated Shares, I submit three Waterhouse Account Statements as follows.

1. Period ending 12/31/1999 -verifying my ownership of 600 shares Citigroup Inc.

2. Period ending 01/31/2001 -verifying my ownership of 1,000 shares Citigroup Inc.

3. Period ending 12/31/2001 – verifying my ownership of 1,000 shares Citigroup Inc.

My Broker, Waterhouse Securities assures me that the statements I have provided are adequate and sufficient verification of Citigroup Incorporated Share Ownership. I have not received the January 2002 Waterhouse Securities Investor Services Inc. statement as of this date. I still retain ownership of 1000 shares of Citigroup Incorporated Shares and will continue to do so.

Thank you,

Arthur A. Gavitt
Copy: Waterhouse Investor Services Inc.
Securities & Exchange Commission

January 28, 2002

Citigroup Incorporate
425 Park Avenue
New York City, New York
Attention: Shelley J. Dropkin, Assistant Secretary

SUBJECT: SHAREOWNER PROPOSAL

NUMEROUS FINANCIAL INSTITUTIONS PROVIDE NO COST (FREE) BANKING SERVICE TO CERTAIN DESIGNATED EMPLOYEES AND OFFICERS AS WELL AS SHARE OWNERS. CITIBANK, A SUBSIDIARY OF CITIGROUP INCORPORATED REQUIRES A MINIMUM DEPOSIT OF $20,000 (EVERYTHING COUNTS ACCOUNT) TO BE MAINTAINED BY A DEPOSITOR (NON SHARE OWNER) TO QUALIFY FOR (LIMITED) NO COST (FREE) SERVICES.

I, ARTHUR ANDREW GAVITT, AS OWNER OF 1000 SHARES CITIGROUP INCORPORATED COMMON SHARES, DO HEREBY SUBMIT THE FOLLOWING PROPOSAL TO BE INCLUDED AND VOTED ON AT THE NEXT ANNUAL MEETING OF CITIGROUP INCORPORATED. (VERIFICATION OF OWNERSHIP ENCLOSED)

IT IS HEREBY PROPOSED THAT ALL QUALIFIED SHARE OWNERS OF CITIGROUP INCORPORATED HOLDING SHARES OF CITIGROUP INCORPORATED IN EXCESS OF 499 SHARES SHALL BE DECLARED ELIGIBLE FOR NO COST BANKING. THE VALUE OF 499 SHARES DOES EXCEED THE MINIMUM DEPOSIT OF $20,000 REQUIRED FOR NON SHARE OWNERS TO QUALIFY FOR (LIMITED)NO COST BANKING SERVICES. SHARE OWNERS IN REALITY ARE FINANCIAL PARTICIPANTS (OWNERS) OF CITIGROUP INCORPORATED AND HAVE PLACED AT RISK FUNDS IN EXCESS OF $20,000, EXCEEDING THE AMOUNT ON DEPOSIT AT NO RISK (INSURED) BY NON SHARE OWNERS. THOSE SHARE OWNERS SO QUALIFYING AS OWNERS OF 499 SHARES OR MORE, SHALL BE REQUIRED TO SUBMIT TO A CREDIT STATUS VERIFICATION BY CITIGROUP INCORPORATED AND/OR CITIBANK, AND MUST HOLD AND MAINTAIN A CREDT RATING CONSIDERED AS QUALIFIED FOR BARROWING FUNDS FROM CITIBANK. THOSE SHARE OWNERS SO QUALIFIED FOR NO COST BANKING, HOLDING AT MINIMUM THE PRESCRIBED NUMBER OF CITIGROUP INCORPORATED SHARES SHALL RECEIVE AT NO COST THE FOLLOWING SERVICES.

ALL NO COST (FREE) SERVICES PROVIDED TO DEPOSITORS MAINTAINING A $20,000 BALANCE IN CITIGROUP INCORPORATED AND/OR CITIBANK ACCOUNTS, AS WELL AS IDENTICAL FREE SERVICES PROVIDED TO OFFICERS OF CITIGROUP INCORPORATED AND/OR CITIBANK..

[signature] 1/28/2002

SIGNED DATED

EXHIBIT B

Citigroup Inc.
425 Park Avenue
New York, NY 10043

March 19, 2001

CERTIFIED MAIL
Mr. Arthur A. Gavitt
EPS # X-13910
P.O. Box 02-5261
Miami, FL 33102-5261

Dear Mr. Gavitt:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2002. Citigroup's 2001 Annual Meeting materials have already been mailed, so we assume your submission is intended for consideration at Citigroup's 2002 Annual Meeting.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or a broker) that you have held Citigroup stock for at least one year. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
Assistant Secretary

stockholder/proposals/Gavitt 03/19/01 3 54 PM

EXHIBIT C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2002

Michael A. Ross
Deputy General Counsel
Citigroup Inc.
399 Park Avenue
New York, NY 10043

Re: Citigroup, Inc.
Incoming letter dated December 10, 2001

Dear Mr. Ross:

This is in response to your letter dated December 10, 2001 concerning the shareholder proposal submitted to Citigroup by Mr. Arthur A. Gavitt. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Mr. Arthur A. Gavitt
EPS # X-13910
P.O. Box 02-5261
Miami, FL 33102-5261

Michael A. Ross
Deputy General Counsel

Citigroup Inc.
399 Park Avenue
New York, NY 10043

Tel 212 559 9788
Fax 212 793 0072
michael.ross@citicorp.com

01 DEC 11 PM 3:02

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

December 10, 2001

Re: Stockholder Proposal to Citigroup Inc. of Mr. Arthur A. Gavitt

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by Mr. Arthur A. Gavitt for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 16, 2002. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rules 14a-8(f), Rule 14a-8(i)(4), and Rule 14a-8(i)(7), promulgated under the Act.

Rule 14a-8(f) under the Act provides that a registrant may omit a shareholder proposal from a company's proxy statement and form of proxy if it has notified a proponent of any procedural or eligibility deficiencies with the proposal within 14 days of receipt of the proposal and the proponent has failed to correct any such deficiencies within 14 days of receipt of the company's notification.

Rule 14a-8(i)(4) under the Act provides that a registrant may omit a shareholder proposal from a company's proxy statement and form of proxy if it is designed to result in a benefit or further a personal interest of the proponent, which benefit or interest will not be shared by the other shareholders at large.

Rule 14a-8(i)(7) under the Act provides that a registrant may omit a shareholder proposal from a company's proxy statement and form of proxy if it deals with a matter relating to the company's ordinary business operations.

By copy of this letter and the enclosed material, Citigroup Inc. is notifying Mr. Arthur A. Gavitt of its intention to omit his proposal from its proxy statement and form of proxy.

Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 12, 2002. Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

If you have any comments or questions concerning this matter, please contact me at 212-559-9788 or Shelley J. Dropkin at 212-793-7396.

Very truly yours,

Michael A. Ross
Deputy General Counsel

Enclosures

cc: Mr. Arthur A. Gavitt

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal," a copy of which is annexed hereto as Exhibit A) submitted by Mr. Arthur A. Gavitt (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2002 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 16, 2002.

The Proposal mandates that the Company offer free banking services, including but not limited to checking accounts, check printing, account maintenance, and overdraft protection, to individuals and joint owners of more than 500 shares of Citigroup common stock.

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(f), Rule 14a-8(i)(4) and Rule 14a-8(i)(7). Under Rule 14a-8(f) a proposal may be omitted if, in response to a company's request, the proponent fails to submit documentation demonstrating proof of ownership of at least $2,000 or 1% of the company's shares within 14 days of receipt of the request. Rule 14a-8(i)(4) provides that a proposal may be omitted if it is designed to result in a personal benefit to the proponent "or to further a personal interest, which is not shared by the other shareholders at large." Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

THE PROPOSAL MAY BE OMITTED BECAUSE THE PROPONENT HAS NOT COMPLIED WITH THE ELIGIBILITY REQUIREMENTS UNDER RULE 14a-8(f)

Citigroup received the Proposal in March 2001, after proxy materials for the 2001 annual meeting had been mailed to stockholders. By letter dated March 19, 2001 (copy attached as Exhibit B), Citigroup acknowledged receipt of the proposal for the 2002 annual meeting and requested proof of ownership because the Proponent was not a record holder of Citigroup stock and no such proof had accompanied the Proposal. No proof of ownership was submitted in response to that request. By letter dated October 16, 2001 (copy and proof of receipt attached as Exhibit C), Citigroup again notified the proponent of the eligibility requirement to provide proof of ownership.

To date, proof of ownership of Citigroup stock has not been submitted by the proponent, in violation of the eligibility requirements of Rule 14a-8(f). The Staff of the Division of Corporate Finance ("Staff") of the Securities and Exchange Commission ("Commission") has consistently declined to recommend enforcement action against companies that omitted proposals based on the proponents' failure to comply with these eligibility requirements. See, e.g., McDonald's Corporation (March 7, 2001) (failure to respond to a request for proof of ownership); Wabash National Corporation (September 7,

1999) (same); The Gap Inc. (July 23, 1999)(same); and SBC Communications (July 21, 1999) (same).

Citigroup submits that the Proposal may be omitted under Rule 14a-8(f) because of the Proponent's failure to respond to Citigroup's repeated requests for proof of ownership.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(4) AS IT IS DESIGNED TO RESULT IN A PERSONAL BENEFIT AND FURTHER A PERSONAL INTEREST OF THE PROPONENT, WHICH BENEFIT AND INTEREST ARE NOT SHARED BY OTHER CITIGROUP SHAREHOLDERS AT LARGE

The Proposal expressly seeks to provide a monetary benefit to individual or joint owners of more than 500 shares of the Company's stock. The Proponent claims to be the beneficial owner of 1700 shares, so he would be part of a discrete group of stockholders eligible to receive the benefit. By the express terms of the Proposal, Citigroup stockholders who own 500 shares or less would not qualify for the monetary benefits of free banking services advocated in the Proposal nor would the many institutional stockholders of Citigroup stock qualify for such benefits. Moreover, the benefits of free checking services and overdraft protection would accrue only to those who also hold Citibank Visa and/or Mastercards with a verified excellent credit history and a credit line of at least $15,000.

The Commission has determined that it will continue reviewing arguments predicated on Rule 14a-8(i)(4) on a case-by-case basis (Rel. No. 34-40018). Citigroup submits that a plain reading of the Proposal clearly reveals that it is intended to secure a benefit to the Proponent and a discrete group of other stockholders, and such benefit would not be shared with the Company's stockholders at large. Therefore, the proposal may be omitted under Rule 14a-8(i)(4).

THE PROPOSAL MAY BE OMITTED BECAUSE IT DEALS WITH PRICING AND DISCOUNT POLICIES FOR CITIGROUP'S FINANCIAL SERVICES, A MATTER WHICH RELATES TO THE CONDUCT OF CITIGROUP'S ORDINARY BUSINESS OPERATIONS

The Proposal mandates that all shareholders that beneficially own more than 500 shares of Citigroup common stock "shall qualify for certain free, no charge services by Citibank." Establishing pricing and discount policies for the numerous financial services offered by Citigroup subsidiaries relates to Citigroup's ordinary business operations, and therefore, may be omitted pursuant to Rule 14a-8(i)(7).

The Proposal does not merely recommend that the Company offer free banking services, but mandates in great detail which shareholders would qualify for such free services. For example, the Proposal expressly limits qualification to overdraft protection and free checking account services to individual stockholders of more than 500 shares who also own a Citibank Visa or Mastercard and have a properly verified excellent credit history.

Determining pricing and discount policies for the many financial products and services it offers is integral to the Company's banking and credit card businesses. Indeed, formulating such determinations are core management decisions.

There is ample support to exclude the Proposal based on Rule 14a-8(i)(7), as the Staff has consistently declined to recommend enforcement action against companies that omitted stockholder proposals dealing with matters of a mundane nature, such as pricing and discount policies. Citigroup submits that such matters are fundamental to management's ability to run a company on a day-to-day basis.

In General Electric Company (December 30, 1999), the Staff did not recommend enforcement action against a company that omitted a proposal, pursuant to Rule 14a-8(i)(7), calling for it to offer stockholders discounts on the Company's products.

Similarly, in Chevron Corporation (February 22, 1999), the Staff did not recommend enforcement action against a company that omitted a proposal, pursuant to Rule 14a-8(i)(7), calling for the company to establish a discount-pricing program for certain shareholders. There, shareholders "of a meaningful amount of stock in the Company who are regular customers" would pay the same prices for Chevron gas no matter where it was purchased, notwithstanding price variations in different locations.

Similarly, the Proposal at issue infringes upon Citigroup management's core function of determining pricing and discounts for its products and services. Pricing and discount policies are formulated in the ordinary course of the Company's business operations, and therefore, this Proposal may be omitted under Rule 14a-8(i)(7).

CONCLUSION

For the foregoing reasons, Citigroup respectfully submits that the Proposal may be omitted pursuant to Rule 14a-8(f), Rule 14a-8 (i)(4), and Rule 14a-8(i)(7).

EXHIBIT A

February 25, 2001

Citigroup Incorporated
153 East 53rd. Street
New York City, New York 10043
Attention: Mr. Sanford Weill, Chairman

Dear Mr. Weill: **SHARE OWNER PROPOSAL**

I, Arthur A. Gavitt, individually own 1000 shares of Citigroup Common Stock, and jointly own an additional 700 shares of Citigroup Common Stock All shares outlined are held by Waterhouse Securities, Inc.

Many banks in the United States, offer discounted or free services to share owners of the banks stock. As a Citibank Master Card Holder, I noted the currently published charges being stated to card holders. No exceptions are offered to those of us who have invested in Citigroup Stock, and no recognition is offered to share owners, who receive the same charges, as non owners of Citigroup stock, or in fact to us, owners of Citibank itself. Share owners invest large sums of money in Citigroup Stock, with the inherent risk associated with such ownership, and as owners of Citigroup Stock, and owners of Citibank itself, we should receive similar benefits offered to employees, and officers of the Corporation. Share owners endorse the bank to associates, friends, and businesses they deal with. Therefore, myself, as an owner and/or representative of the 1700 shares as stipulated above, respectfully offer the following share owner proposal, to be presented to all share owners, prior to the next annual meeting, for endorsement by all share owners

All individual and jointly held share owners of Citigroup Common Shares in excess of 500 shares, shall qualify for certain free, no charge services by Citibank These free services shall include, but not be limited to the following

1. No charge checking services, that will include, no cost check printing and no cost account maintenance by Citigroup. Also, those share owners so qualifying shall have the availability of overdraft protection, up to a pre-determined amount, based on an amount of cash moneys, that are made available to the Share owner of a Citibank Visa and/or Master Card The share owner must have a Citibank Visa and/or Master Card credit card with a verified excellent credit history, as indicated by TRW, or any recognized credit verification Company.

2. As support to the no charge checking account, the share owner must qualify and hold a Citibank Visa and/or Master Card (credit line of at least $15,000) with no annual fee charged by Citibank

SUBMITTED THIS 26TH DAY OF FEBRUARY, 2001 BY

ARTHUR A. GAVITT

COPY, SECURITIES & EXCHANGE COMMISSION

EXHIBIT B

Citigroup Inc.
425 Park Avenue
New York, NY 10043

March 19, 2001

CERTIFIED MAIL
Mr. Arthur A. Gavitt
EPS # X-13910
P.O. Box 02-5261
Miami, FL 33102-5261

Dear Mr. Gavitt:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2002. Citigroup's 2001 Annual Meeting materials have already been mailed, so we assume your submission is intended for consideration at Citigroup's 2002 Annual Meeting.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or a broker) that you have held Citigroup stock for at least one year. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
Assistant Secretary

EXHIBIT C

Citigroup Inc.
425 Park Avenue
New York, NY 10043

October 16, 2001

CERTIFIED MAIL
Mr. Arthur A. Gavitt
EPS # X-13910
P.O. Box 02-5261
Miami, FL 33102-5261

Dear Mr. Gavitt:

This is in connection with Citigroup's letter to you dated March 19, 2001, a copy of which is enclosed. To date, we have not received proof of your ownership of Citigroup stock.

As indicated in the March 19th letter, you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or a broker) that you have held Citigroup stock continuously for at least one year. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
Assistant Secretary

Enclosure

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EPS #X-13910
P.O. Box 02-5261
Miami, FL 33102-5261

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Shelley J. Dropkin, Esq.
Citigroup Inc.
425 Park Avenue, 2nd floor
New York, NY 10022

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup, Inc.
Incoming letter dated December 10, 2001

The proposal mandates that Citigroup offer free banking services to holders of more than 500 shares of Citigroup common stock.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(7), as relating to Citigroup's ordinary business operations (i.e., discount pricing policies). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases of omission upon which Citigroup relies.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated February 11, 2002

The proposal relates to Citigroup giving "no-cost" banking to certain employees and officers, as well as its shareholders.

There appears to be some basis for your view that the proposal may be omitted from Citigroup's proxy materials under rule 14a-8(c), which provides that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." In arriving at this position, the staff has particularly noted that the proponent previously submitted a proposal for inclusion in Citigroup's proxy materials with respect to the same meeting. Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Citigroup relies.

Sincerely,

Keir D. Gumbs
Special Counsel